Filed by Magellan Midstream Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Filer’s SEC File No.: 001-16335

This filing relates to the proposed transaction between Magellan Midstream Partners, L.P., a Delaware limited partnership (“Magellan”), and ONEOK, Inc., an Oklahoma corporation (“ONEOK”), pursuant to that certain Agreement and Plan of Merger, dated May 14, 2023, by and among ONEOK, Magellan and Otter Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of ONEOK (“Merger Sub”).

Subject: Important Message from the CEO

To All Employees,

I am writing to share important news regarding the future of Magellan. We just announced that we have entered into a definitive agreement to combine with ONEOK, Inc. A copy of the joint press release the two companies issued today is attached to this message.

As you may know, ONEOK is a leading midstream service provider and a member of the S&P 500 Index. Also based in Tulsa, ONEOK owns one of the nation’s premier natural gas liquids (NGL) and natural gas systems, connecting NGL supply in the Rocky Mountain, Mid-Continent and Permian regions to key market centers. By combining our refined products and crude oil businesses with ONEOK’s NGL and natural gas focused businesses, we intend to create a more resilient, highly diversified North American infrastructure company, with nearly 50,000 miles of differentiated pipelines.

You’ve heard me emphasize many times our overall strategic objective – our ultimate job is to deliver value for our investors, while responsibly and safely operating our business. We’ve been disciplined in pursuing that goal throughout our history as a company, in terms of how we have pursued acquisitions and, at times, divestitures, how we’ve developed projects, and how we’ve run the business every day. Today’s announcement reflects our commitment to furthering that ultimate goal.

All of us together have built an incredible company that we can be extremely proud of. And now, we are building a combined company with enhanced scale, resiliency and prospects for growth, together with ONEOK. This combination presents opportunities that we believe neither company could pursue on its own. As a result, we are confident it will deliver compelling benefits to our stakeholders – including our investors, customers, suppliers and our employees.

We have strong strategic alignment that positions our combined company for success:

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Diversified and Complementary: We believe Magellan and ONEOK have unique and differentiated capabilities and expertise, with ONEOK focused on NGL and natural gas versus our focus on refined products and crude oil. Together, we believe we meet the nation’s need for essential fuels. We will be well positioned to build on the talents of our organizations to build a more resilient energy infrastructure company, with enhanced domestic customer offerings, more efficient operations and expanded growth opportunities.

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Shared Vision of Safety, Environmental Stewardship and Responsible Community Relations: Magellan and ONEOK share many important values. Like Magellan, ONEOK is committed to safe, reliable and sustainable operations and involvement in the communities where we all live and work. Like us, ONEOK prioritizes employee growth and development and treats employees well.

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Strong Financial Fundamentals: Magellan and ONEOK both have stable, primarily fee-based earnings, industry-leading returns on invested capital, healthy cash flows, strong balance sheets, and a commitment to financial discipline. We believe the combined company will be positioned to deliver strong results across industry cycles as the energy industry continues to evolve, providing a stable and growing organization at which employees can build their careers.

The combined company will remain headquartered in Tulsa and continue to support our community. Our talented employee base is one of the key reasons ONEOK pursued this transaction, and I believe the larger, more diversified company will present new opportunities for career development.

We expect to complete the transaction in the third quarter of 2023, subject to customary closing conditions, including the approvals of both Magellan unitholders and ONEOK shareholders and required regulatory approvals. Until then, we will continue to operate as separate companies, and it is business as usual. We remain focused on the same priorities of operational safety, financial discipline and long-term investor value.

It is important that we maintain the current positive momentum in our business, with many value-creating initiatives currently underway including our Day One and related safety initiatives, our technology projects such as Linesight, SWIFT, AIM, and Cobalt, and our employee development work. It is also critical that we remain focused on safely performing our jobs well and executing on our strategy to continue creating value for our investors and positioning our operations and our teams well for the future.

I know that you will have a lot of questions, for many of which we don’t yet know the answers, but I’ve attached an FAQ with the questions and answers we can address now. I am committed to keeping you apprised of developments as the process moves forward and hope you will join me for a Town Hall Monday at 10:30 a.m. CT in the Williams Theater for those in Tulsa and via WebEx for those who are not. Space in the room is limited, so please arrive early or gather in a conference room, wherever possible.

Please forward any external inquiries you receive regarding this transaction to Paula Farrell (investors and analysts) or Bruce Heine (media or other outside parties).

Thank you for your hard work and dedication to Magellan. Today’s announcement is a testament to our incredibly talented team. I hope you share my confidence in our next chapter with ONEOK.

Aaron

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction, ONEOK intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.